Prospectus Supplement Filed Pursuant to Rule 424(b)(3)
Registration No. 333-174358

PROSPECTUS SUPPLEMENT NO. 2
DATED JUNE 20, 2011
(To Prospectus Dated June 3, 2011)

This Prospectus Supplement No. 2, dated June 20, 2011 (“Supplement No. 2”), filed by Tri-Valley Corporation (the “Company”), modifies and supplements certain information contained in the Company’s prospectus, dated June 3, 2011 (as amended and supplemented from time to time, the “Prospectus”).  This Supplement No. 2 is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.  The Prospectus relates to the public sale, from time to time, of up to 10,070,000 shares of the Company’s common stock by the selling stockholders identified in the Prospectus.

The information attached to this Supplement No. 2 modifies and supersedes, in part, the information contained in the Prospectus.  Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as so modified or superseded by this Supplement No. 2.

This Supplement No. 2 includes the attached Current Report on Form 8-K as filed by the Company with the Securities and Exchange Commission on June 20, 2011.

We may further amend or supplement the Prospectus from time to time by filing additional amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if the Prospectus, or any of the supplements or amendments relating thereto, is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Supplement No. 2 is June 20, 2011

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
June 20, 2011 (June 20, 2011)

Tri-Valley Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-31852	94-1585250
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4550 California Ave., Suite 600
Bakersfield, California 93309
(Address of principal executive office)
Issuer's telephone number: 661-864-0500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01	Regulation FD Disclosure.

On June 20, 2011, Tri-Valley Corporation (the “Company”) issued a press release to report the formation of a Special Committee of the TVC OPUS 1 Drilling Program, L.P. (“OPUS”), and the commencement of formal meetings with the Special Committee regarding a range of key business issues that both parties see as an important step for advancing the development of the Pleasant Valley Oil Sands Project in Oxnard, California. The release is furnished herewith as Exhibit 99.1.

Among other things, the Special Committee is assisting the Company with its evaluation of a joint venture structure that better aligns the interests of both OPUS and the Company. In addition, the Special Committee is assisting the Company with its review and resolution of potential claims brought to the Company’s attention by an OPUS investor, G. Robert Miller, in August 2010. Mr. Miller is serving on the Special Committee. As previously announced, Mr. Miller believes he, and potentially other OPUS investors, may have potential claims against the OPUS partnership, the Company, its subsidiary, Tri-Valley Oil & Gas Co., or certain related affiliates. Such claims include, but are not limited to, the Company’s interpretation of certain provisions in the OPUS Partnership Agreement, the sale of certain partnership units, and certain aspects of the Company’s management of the OPUS partnership.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is furnished pursuant to Item 7.01 and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description of Exhibit

99.1	Press release, dated June 20, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRI-VALLEY CORPORATION

Date:	June 20, 2011	/s/ Maston N. Cunningham
Maston N. Cunningham, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Press release, dated June 20, 2011

Exhibit 99.1

Tri-Valley Corporation Commences Formal Discussions With OPUS Special Committee

BAKERSFIELD, Calif.--(BUSINESS WIRE)--June 20, 2011--Tri-Valley Corporation (NYSE Amex:TIV) (the “Company”) today announced that it recently established a Special Committee of the TVC OPUS 1 Drilling Program, L.P. (“OPUS”), a Delaware limited partnership. The Company, as the managing partner of OPUS, appointed Peter Marguglio, G. Robert Miller, Todd Garrett, George Bean, and Peter Huggins to the Special Committee. Each of the Special Committee members is an OPUS partner, is independent of the Company, and was nominated for service on the Special Committee by the OPUS Advisory Committee, a twelve-member committee that the Company created and utilized over the past year to review alternatives and identify the best path forward for financing and developing the Pleasant Valley Oil Sands Project. Any actions or transactions contemplated between the Special Committee and Tri-Valley will be submitted to the OPUS partners for approval in accordance with the terms of the OPUS Partnership Agreement.

The Company held its first meetings with the Special Committee on June 15 and 16, 2011, in Costa Mesa, California. During the meetings, the Company and the Special Committee covered a range of key business issues that both parties see as an important step for advancing the development of the Pleasant Valley Oil Sands Project in Oxnard, California.

“With the formation of the Special Committee and the commencement of formal meetings last week, I am confident that we have instituted a process that will culminate in an amicable resolution of matters that will permit the continued development and financing of the Pleasant Valley Oil Sands Project on a timely and cost-effective basis,” said Maston N. Cunningham, President and Chief Executive Officer of Tri-Valley. “Both the Special Committee and Tri-Valley are focused on maximizing returns for our OPUS partners and Tri-Valley stockholders alike, and our meetings were a solid start on that effort.”

“I am extremely pleased with the progress made by Tri-Valley and the Special Committee last week,” said Peter Marguglio, Chairman of the OPUS Special Committee. “Speaking for the Special Committee, I am confident that we now have in place a process that will satisfactorily and efficiently resolve the legacy issues between Tri-Valley and OPUS, and will ultimately lead to an arrangement with Tri-Valley that will better align the interests of both OPUS and Tri-Valley.”

The Company established the Special Committee to address situations where the interests of OPUS or the OPUS partners may be in conflict with those of Tri-Valley or one of its affiliates. In such cases, Tri-Valley would first solicit the feedback of and negotiate with the independent Special Committee. This process ensures that the interests of OPUS partners are represented independently of the Company. The Special Committee has retained its own legal counsel to assist it during the resolution process.

Among other things, the Special Committee is assisting the Company with its evaluation of a joint venture structure that better aligns the interests of both OPUS and Tri-Valley. In addition, the Special Committee is assisting Tri-Valley with its review and resolution of potential claims brought to the Company’s attention by an OPUS investor, G. Robert Miller, in August 2010. Mr. Miller is serving on the Special Committee. As previously announced, Mr. Miller believes he, and potentially other OPUS investors, may have potential claims against the OPUS partnership, the Company, its subsidiary, Tri-Valley Oil & Gas Co., or certain related affiliates. Such claims include, but are not limited to, Tri-Valley’s interpretation of certain provisions in the OPUS Partnership Agreement, the sale of certain partnership units, and certain aspects of the Company’s management of the OPUS partnership.

About Tri-Valley

Tri-Valley Corporation explores for and produces oil and natural gas in California and has two exploration-stage gold properties in Alaska. Tri-Valley is incorporated in Delaware and is publicly traded on the NYSE Amex exchange under the symbol “TIV.” Our Company website, which includes all SEC filings, is www.tri-valleycorp.com.

About OPUS

In 2002, Tri-Valley Corporation created a Delaware limited partnership called the TVC OPUS 1 Drilling Program, L.P. The purpose of this partnership was to raise $100 million by selling partnership units to conduct wildcat exploration. In 2006, OPUS began developing producing properties. The TVC OPUS 1 Drilling Program, L.P. has a 75% working interest in the Pleasant Valley Oil Sands Project in the Oxnard Oil Field, with the remaining 25% working interest held by Tri-Valley Oil & Gas Co., a wholly-owned subsidiary of Tri-Valley Corporation. Tri-Valley Corporation is the managing partner of the TVC OPUS 1 Drilling Program, L.P.

Special Note Regarding Forward-Looking Statements

All statements contained in this press release that refer to future events or other non-historical matters are forward-looking statements. By way of example, statements contained in this press release related to the continued development and financing of the Pleasant Valley Oil Sands Project, and the potential resolution of matters related to potential claims previously alleged by an OPUS investor, and such other future events described herein, are forward-looking statements. Although the Company does not make forward-looking statements unless it believes it has a reasonable basis for doing so, the Company cannot guarantee their accuracy. These statements are only predictions based on management’s expectations as of the date of this press release, and involve known and unknown risks, uncertainties and other factors, including the risks and factors that are discussed in the Company’s filings with the Securities and Exchange Commission from time to time, including under “Part I, Item 1A. Risk Factors” and “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and under “Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Part II, Item 1A. Risk Factors,” contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011. Except as required by law, the Company undertakes no obligation to update or revise publicly any of the forward-looking statements after the date of this press release to conform such statements to actual results or to reflect events or circumstances occurring after the date of this press release.

CONTACT:
Company Contact:
Tri-Valley Corporation
John Durbin, 661-864-0500
jdurbin@tri-valleycorp.com
or
Investor Contacts:
EVC Group, Inc.
Doug Sherk/Jenifer Kirtland, 415-568-4887
dsherk@evcgroup.com
jkirtland@evcgroup.com
or
Media Contact:
EVC Group, Inc.
Chris Gale, 646-201-5431
cgale@evcgroup.com